UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Preliminary Terms of Secondary Offering

With Respect to Repayment of Preferred Shares (Public Funds)

Tokyo, May 26, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces as follows regarding the preliminary terms of the offer price of the secondary offering by way of underwriting with respect to the repayment of the preferred shares (public funds) notified on May 22, 2006.

PARTICULARS

Secondary Offering by way of Underwriting

Preliminary Terms:	The preliminary offer price shall be the closing price of the shares of common stock of the Company traded on the Tokyo Stock Exchange, Inc. as of the offer price determination date (any day between Monday, June 5, 2006 and Wednesday, June 7, 2006) (if there is no closing price reported on such day, the closing price as of the nearest preceding day), multiplied by 0.90 - 1.00 (any amount less than one (1) yen shall be rounded off).

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Note: The purpose of this press release is to make a general public statement of the secondary offering of the shares of common stock of the Company and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.